Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

PFENEX INC.

Pfenex Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1. The name of the Corporation is Pfenex Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 19, 2009.

2. This Certificate of Amendment of Amended and Restated Certificate of Incorporation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware and amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation.

3. The terms and provisions of this Certificate of Amendment of Amended and Restated Certificate of Incorporation have been duly approved by written consent of the required number of shares of outstanding stock of the Corporation pursuant to Subsection 228(a) of the General Corporation Law of the State of Delaware and written notice pursuant to Subsection 228(e) of the General Corporation Law of the State of Delaware has been or will be given to those stockholders whose written consent has not been obtained.

4. Section (C)(4)(a) of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read in its entirety as follows

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share and prior to the date such share is automatically converted pursuant to subsection 4(b) or redeemed, if applicable, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion (an “Optional Conversion”). The initial Conversion Price per share for each share of Preferred Stock shall be $1.00 (the “Conversion Price”) (before giving effect to the reverse split on June 27, 2014); provided, however, that the Conversion Price for each series of Preferred Stock shall be subject to adjustment as set forth in subsection 4(d) and subsection 4(h).

5. Section (C)(4)(h) of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read in its entirety as follows:

(h) Non-Qualified Public Offering. In the event of a voluntary conversion pursuant to Section (C)4(b)(ii) of Article FOURTH in connection with an initial public offering that is not a Qualified Public Offering, the Conversion Price for each share of Series A-1 Preferred Stock shall be $1.08735837 (before giving effect to the reverse split on June 27, 2014) and the Conversion Price for each share of Series A-2 Preferred Stock shall be $0.8767315448 (before giving effect to the reverse split on June 27, 2014).

IN WITNESS WHEREOF, this Certificate of Amendment of Amended and Restated Certificate of Incorporation has been duly executed by an authorized officer of the Corporation’s on July 25, 2014.

/s/ Bertrand C. Liang
Bertrand C. Liang
President & Chief Executive Officer